Sun Life Reports Third Quarter 2022 Results

Sun Life Financial Inc. ("SLF Inc."), its subsidiaries and, where applicable, its joint ventures and associates are collectively referred to as "the Company", "Sun Life", "we", "our", and "us". We manage our operations and report our financial results in five business segments: Canada, United States ("U.S."), Asset Management, Asia, and Corporate. The information in this document is based on the unaudited interim financial results of SLF Inc. for the period ended September 30, 2022 and should be read in conjunction with the interim management's discussion and analysis ("MD&A") and our unaudited interim consolidated financial statements and accompanying notes ("Interim Consolidated Financial Statements") for the period ended September 30, 2022, prepared in accordance with International Financial Reporting Standards ("IFRS"). We report certain financial information using non-IFRS financial measures. For more details, refer to the Non-IFRS Financial Measures section in this document. Additional information relating to SLF Inc. is available on www.sunlife.com under Investors – Financial results and reports, on the SEDAR website at www.sedar.com, and on the U.S. Securities and Exchange Commission's website at www.sec.gov. Reported net income (loss) refers to Common shareholders' net income (loss) determined in accordance with IFRS. Unless otherwise noted, all amounts are in Canadian dollars.

TORONTO, ON - (November 2, 2022) - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) announced its results for the third quarter ended September 30, 2022.
•Q3'22 reported net income of $466 million decreased 54% and underlying net income(1) of $949 million increased 5% from Q3'21.
•Q3'22 reported EPS(2) was $0.80 and underlying EPS(1)(2) was $1.62.
•Q3'22 reported ROE(1) was 7.6% and underlying ROE(1) was 15.5%.
•Increase common share dividend from $0.69 to $0.72 per share.

“Sun Life delivered strong third quarter results, continuing to reflect the strength of our diversified business mix, in a challenging economic environment,” said Kevin Strain, President and CEO of Sun Life. “Sun Life U.S. benefited from the first full quarter of contribution from DentaQuest. Overall insurance sales across our businesses were strong, reflecting the increased importance Clients are placing on protection and health. In our Asset Management business, we announced our intention to acquire a majority stake in Advisors Asset Management, Inc., a leading independent U.S. high-net-worth retail distribution firm, and announced a strategic partnership with Phoenix Group for both MFS and SLC Management in conjunction with the intended sale of our UK business. These transactions provide attractive opportunities for continued growth in our Asset Management pillar.”

	Quarterly results		Year-to-date
Profitability	Q3'22	Q3'21	2022	2021
Reported net income - Common shareholders ($ millions)	466	1,019	2,109	2,856
Underlying net income ($ millions)(1)	949	902	2,684	2,635
Reported EPS ($)(2)	0.80	1.74	3.59	4.85
Underlying EPS ($)(1)(2)	1.62	1.54	4.58	4.50
Reported return on equity ("ROE")(1)	7.6%	17.6%	11.7%	16.7%
Underlying ROE(1)	15.5%	15.6%	14.9%	15.4%

Growth	Q3'22	Q3'21	2022	2021
Insurance sales ($ millions)(1)	943	628	2,478	2,068
Wealth sales and asset management gross flows ($ millions)(1)	43,096	50,725	158,359	171,700
Value of new business ("VNB") ($ millions)(1)	256	290	785	852
Assets under management ("AUM") ($ billions)(1)(3)	1,275	1,386

Financial Strength	Q3'22	Q3'21
LICAT ratios (at period end)(4)
Sun Life Financial Inc.	129%	143%
Sun Life Assurance(5)	123%	124%
Financial leverage ratio (at period end)(1)	26.4%	22.2%

(1)Represents a non-IFRS financial measure. For more details, see the Non-IFRS Financial Measures section in this document and in our MD&A for the period ended September 30, 2022 ("Q3'22 MD&A").
(2)All earnings per share ("EPS") measures refer to fully diluted EPS, unless otherwise stated.
(3)AUM is comprised of General Funds and Segregated Funds on our Statements of Financial Position, and other third-party assets managed by the Company ("other AUM"). For more details, see the Non-IFRS Financial Measures section in this document and in our Q3'22 MD&A.
(4)For further information on the Life Insurance Capital Adequacy Test ("LICAT"), see section E - Financial Strength in our Q3'22 MD&A. Our LICAT ratios are calculated in accordance with OSFI-mandated guideline, Life Insurance Capital Adequacy Test.
(5)Sun Life Assurance Company of Canada ("Sun Life Assurance") is SLF Inc.'s principal operating life insurance subsidiary.
        EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Third Quarter 2022    1

Financial and Operational Highlights - Quarterly Comparison (Q3 2022 vs. Q3 2021)
Our strategy is focused on key business segments, where we aim to be a leader in the markets in which we operate.

($ millions, unless otherwise noted)
	Reported net income (loss) - Common shareholders			Underlying net income (loss)(1)			Insurance sales(1)			Wealth sales and asset management gross flows(1)
	Q3'22	Q3'21	change	Q3'22	Q3'21	change	Q3'22	Q3'21	change	Q3'22	Q3'21	change
Canada	210	393	(47)%	300	290	3%	233	182	28%	4,131	5,918	(30)%
U.S.	94	46	104%	216	110	96%	366	199	84%	—	—	—
Asset Management	215	301	(29)%	295	362	(19)%	—	—	—	36,434	40,682	(10)%
Asia	125	288	(57)%	175	145	21%	344	247	39%	2,531	4,125	(39)%
Corporate	(178)	(9)	nm(2)	(37)	(5)	nm(2)	—	—	—	—	—	—
Total	466	1,019	(54)%	949	902	5%	943	628	50%	43,096	50,725	(15)%

(1)Represents a non-IFRS financial measure. See the Non-IFRS Financial Measures section in this document and in the Q3'22 MD&A.
(2)Not meaningful.

Reported net income of $466 million decreased $553 million or 54% from prior year, primarily reflecting unfavourable market-related impacts, a $170 million charge related to the sale of Sun Life UK(1), less favourable ACMA(2) impacts, and an increase in SLC Management's acquisition-related liabilities(3), partially offset by fair value changes on MFS'(4) share-based payment awards. Underlying net income of $949 million(5) increased $47 million or 5%, driven by business growth and experience in protection and health including a strong contribution from the DentaQuest acquisition. This was partially offset by lower fee-based income in wealth and asset management, mainly driven by declines in global equity markets.

Canada: A leader in insurance and asset management
Canada reported net income of $210 million decreased $183 million or 47% from prior year, mainly reflecting market-related impacts, due to interest rate movements and lower equity markets. Prior year reported net income also included increases in the value of real estate investments, partially offset by a par allocation adjustment(6). Underlying net income of $300 million increased $10 million or 3% from prior year, primarily driven by higher investment gains, partially offset by a higher effective tax rate. Growth in protection and health was mostly offset by lower wealth results mainly driven by declines in equity markets.

Canada insurance sales were $233 million, up 28% year-over-year, driven by large case group benefits sales in Sun Life Health and higher individual participating whole life insurance sales. Canada wealth sales were $4 billion, down 30%, reflecting lower defined contribution(7) and defined benefit solutions sales in Group Retirement Services ("GRS"), and lower individual wealth sales.

We continue to focus on helping our Clients achieve lifetime financial security and live healthier lives. In 2022, over 45,000 financial roadmaps were created using our Sun Life One Plan digital tool, contributing to our ambition for all Canadians to have a financial plan. This quarter, we also enhanced our tools with a digital navigation portal, making it easier for Clients to track progress and build flexible scenarios into financial plans. We also continue to focus on making it easier for Clients to do business with us. This quarter, we introduced a new Voluntary Benefit eApp which consolidates our voluntary benefit products into a single resource, reducing the application process time for Clients by up to 50%.

U.S.: A leader in health and benefits
U.S. reported net income of $94 million increased $48 million from prior year, driven by an increase in underlying net income, partially offset by market-related impacts and DentaQuest integration costs. Underlying net income of $216 million increased $106 million, driven by growth across all businesses, the contribution from the DentaQuest acquisition and favourable experience-related items. Experience in the quarter included favourable medical stop-loss margins and investment gains. Mortality experience in Group Benefits also improved significantly compared to prior year due to lower COVID-19-related claims.

Foreign exchange translation led to an increase of $4 million and $8 million in reported net income and underlying net income, respectively.

U.S. insurance sales were $366 million, up 84% year-over-year, driven by higher dental(8) and employee benefits sales.

(1)On August 4, 2022, we entered into an agreement to sell SLF of Canada UK Limited ("Sun Life UK") to Phoenix Group Holdings plc ("Phoenix Group"). In Q3'22, we recognized an impairment charge of $170 million (£108 million) pertaining to the attributed goodwill that is not expected to be recovered through the sale ("sale of Sun Life UK"). For more details, see section E - Financial Strength in the Q3'22 MD&A.
(2)Assumption changes and management actions ("ACMA").
(3)Reflects the changes in estimated future payments for acquisition-related contingent considerations and options to purchase remaining ownership interests of SLC Management affiliates.
(4)MFS Investment Management ("MFS").
(5)Refer to section C - Profitability in the Q3'22 MD&A for more information about experience-related items and the Non-IFRS Financial Measures section in this document for a reconciliation between reported net income and underlying net income.
(6)An adjustment of investment income and expense allocations between participating policyholders and shareholders for prior years recorded in Q3'21 ("par allocation adjustment").
(7)    Defined contribution sales include retained business sales.
(8) Dental sales include sales from DentaQuest, acquired on June 1, 2022.
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As a leader in health and benefits, we are helping Clients get the right care at the right time. In Q3, we established a new partnership with AbleTo, a virtual behavioural health therapy and coaching program. Sun Life U.S. is the only disability carrier directly partnering with AbleTo, offering convenient mental health services supporting our disability and critical illness members with a cancer diagnosis.

In addition, DentaQuest announced a new program with Partners Health Plan, a non-profit managed care organization serving individuals with intellectual and other developmental disabilities. This partnership will increase access to oral health care and help improve outcomes for this underserved community, contributing to our goal of increasing health equity for all.

Asset Management: A global leader in both public and alternative asset classes through MFS and SLC Management
Asset Management reported net income of $215 million decreased $86 million or 29% from prior year, driven by an increase in SLC Management's acquisition-related liabilities(1) and a decline in underlying net income, partially offset by fair value changes on MFS' share-based payment awards. Underlying net income of $295 million decreased $67 million or 19%, due to lower results in MFS, largely reflecting declines in global equity markets, as well as in SLC Management, due to investment gains in the prior year and continued investments in the businesses.

Foreign exchange translation led to an increase of $10 million in both reported net income and underlying net income.

Asset Management ended Q3'22 with $912 billion in AUM, consisting of $703 billion (US$509 billion) in MFS and $208 billion in SLC Management. Total Asset Management net outflows of $7.7 billion in Q3'22 reflected MFS net outflows of approximately $13.4 billion (US$10.3 billion), partially offset by SLC Management net inflows of approximately $5.7 billion.

In the third quarter of 2022, 97%, 94% and 47% of MFS' U.S. retail mutual fund assets ranked in the top half of their Morningstar categories based on ten-, five- and three-year performance, respectively. The MFS pre-tax net operating profit margin(2) was 41% for Q3'22, compared to 42% in the prior year.

In August, we entered into an agreement with Phoenix Group Holdings plc ("Phoenix Group"), establishing a long-term strategic asset management partnership through MFS and SLC Management, in conjunction with the sale of our Sun Life UK(3) business. Phoenix Group is the UK's largest long-term savings and retirement business, with £270 billion(4) of assets under administration and approximately 13 million customers. Phoenix Group has set a goal to invest approximately US$25 billion in North American public and private fixed income and alternative investments over the next five years and Sun Life will be a material partner to Phoenix Group in achieving this goal.

In September, we announced our intention to acquire a 51%(5) interest in Advisors Asset Management Inc. ("AAM"), a leading independent retail distribution firm in the U.S., with the option to acquire the remaining interest starting in 2028. AAM will provide access to U.S. retail distribution for SLC Management. This will allow SLC Management to meet the growing demand for alternative assets among U.S. high-net-worth ("HNW") investors.

During the third quarter, InfraRed Capital Partners ("InfraRed") received a five-star rating in the latest Principles for Responsible Investment ("PRI") assessment(6) for the Direct – Infrastructure module. This marks the seventh consecutive assessment where InfraRed has achieved the highest possible PRI rating for this module, demonstrating the integration of ESG throughout its investment practices. InfraRed also received a five-star rating for Investment and Stewardship Policy module, which was also above the median score.

Sun Life is continuing progress on its climate commitments with a focus on setting interim targets towards net zero greenhouse gas ("GHG") emissions by 2050. MFS has set an interim target to commit 90% of in-scope assets(7) to be managed in-line with net zero carbon emissions by 2030. We expect our other asset management businesses that are members of the Net Zero Asset Managers ("NZAM") initiative to communicate their targets following finalization with NZAM. For Sun Life’s General Account investments, we intend to publish interim targets as part of our 2022 sustainability reporting, to be published in March 2023. Sun Life has also set an interim target of a 50% absolute reduction in GHG emissions by 2030 relative to a 2019 baseline for its operations.

Asia: A regional leader focused on fast-growing markets
Asia reported net income of $125 million decreased $163 million or 57% from prior year, reflecting favourable ACMA impacts in the prior year. Underlying net income of $175 million increased $30 million or 21%, driven by improved mortality reflecting lower COVID-19-related claims, and higher investment gains and contributions from our joint ventures, partially offset by lower fee-based income mainly driven by equity market declines.

Foreign exchange translation led to a $4 million decline in both reported net income and underlying net income.

Asia insurance sales were $344 million, up 39% year-over-year, driven by sales growth across all markets. Asia wealth sales were $3 billion, down 39%, reflecting lower sales in India, the Philippines and Hong Kong.

(1)Reflects the changes in estimated future payments for acquisition-related contingent considerations and options to purchase remaining ownership interests of SLC Management affiliates.
(2)Represents a non-IFRS financial measure. For more details, see the Non-IFRS Financial Measures section in this document and in the Q3'22 MD&A.
(3)SLF of Canada UK Limited.
(4)As at June 30, 2022.
(5)On a fully diluted basis.
(6)InfraRed PRI Transparency and Assessment Reports are available at https://www.ircp.com/sustainability#documents.
(7)In-scope assets comprise approximately 92% of MFS’s global AUM.
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We are committed to helping our Clients achieve lifetime financial security by offering products that fulfill their needs. In Hong Kong, we have seen strong Client reception for Stellar, the first ESG-focused savings plan(1) in the market that actively integrates environmental, social and governance ("ESG") concepts into investment strategies. Following this success, we enhanced our suite of Stellar offerings to include additional cost-effective, flexible options that allow for broader Client access to sustainable long-term savings products.

We also continue to enhance our product offerings for HNW Clients to diversify, protect, and grow their assets. This quarter, we launched Sun Global Aurora, a savings-oriented indexed universal life product. Sun Global Aurora is a cost-effective alternative to our core product, providing Clients the flexibility to customize premium payments to meet their wealth accumulation goals, while offering stable returns and exposure to equity markets.

Corporate
Corporate reported net loss was $178 million, compared to a net loss of $9 million in the prior year, reflecting a $170 million charge related to the sale of Sun Life UK, partially offset by favourable ACMA impacts. Underlying net loss was $37 million, compared to a net loss of $5 million in the prior year, reflecting a higher effective tax rate and lower available-for-sale ("AFS") gains.

IFRS 17 Insurance Contracts ("IFRS 17") and IFRS 9 Financial Instruments ("IFRS 9") to be Adopted in 2023
For periods beginning on or after January 1, 2023, we will be adopting IFRS 17, which replaces IFRS 4 Insurance Contracts. IFRS 17 establishes the principles for the recognition, measurement, presentation, and disclosure of insurance contracts. Effective January 1, 2023, we will also be adopting IFRS 9, which replaces IAS 39 Financial Instruments: Recognition and Measurement.

The adoption of IFRS 17 and IFRS 9 has no material implication on our business strategies. However, upon transition at January 1, 2022, the changes in measurement of insurance contract liabilities and timing of recognition of earnings would have resulted in the following impacts:
•A net transfer of approximately $4.5 billion from shareholders’ equity, primarily driven by the establishment of the contractual service margin ("CSM") on the balance sheet, among other items.
•A mid-single digit decrease in our 2022 underlying net income as we restate the comparative year on an IFRS 17 basis.

The CSM balance will qualify as Tier 1 available capital. On July 21, 2022, OSFI finalized the LICAT guidelines to reflect the IFRS 17 adoption, effective January 1, 2023. We expect our LICAT ratio to improve on adoption and we also expect capital generation and capital volatility to be relatively unchanged under the new regime.

Our medium-term financial objectives following the adoption of IFRS 17 and 9 will be:
•Underlying EPS growth: 8-10%
•Underlying ROE: 18%+ (an increase from 16%+ prior to transition)
•Underlying Dividend payout ratio: 40-50%

We continue to assess the impact that the adoption of IFRS 17 and IFRS 9 will have on our Consolidated Financial Statements and estimates of the financial impacts are subject to change. For additional details, refer to Note 2 in the Interim Consolidated Financial Statements for the period ended September 30, 2022.

(1)This is based on market conditions as of April 12, 2022 and comparison among other savings plans for new Composite and Long Term Businesses as defined by the Insurance Authority in the Register of Authorized Insurers.
4    Sun Life Financial Inc.     Third Quarter 2022        EARNINGS NEWS RELEASE

Earnings Conference Call
The Company's Q3'22 financial results will be reviewed at a conference call on Thursday, November 3, 2022, at 10:00 a.m. ET. Visit www.sunlife.com/QuarterlyReports 10 minutes prior to the start of the event to access the call through either the webcast or conference call options. Individuals participating in the call in a listen-only mode are encouraged to connect via our webcast. Following the call, the webcast and presentation will be archived and made available on the Company's website, www.sunlife.com, until the Q3 2023 period end.

Media Relations Contact:	Investor Relations Contact:
Krista Wilson	Yaniv Bitton
Director, Corporate Communications	Vice-President, Head of Investor Relations and Capital Markets
Tel: 226-751-2391	Tel: 416-979-6496
krista.wilson@sunlife.com	yaniv.bitton@sunlife.com

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Non-IFRS Financial Measures
We report certain financial information using non-IFRS financial measures, as we believe that these measures provide information that is useful to investors in understanding our performance and facilitate a comparison of our quarterly and full year results from period to period. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. These non-IFRS financial measures should not be viewed in isolation from or as alternatives to measures of financial performance determined in accordance with IFRS. Additional information concerning non-IFRS financial measures and, if applicable, reconciliations to the closest IFRS measures are available in Q3 2022 MD&A under the heading M - Non-IFRS Financial Measures, in our annual MD&A under the heading L - Non-IFRS Financial Measures and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors – Financial results and reports.

1. Underlying Net Income and Underlying EPS
Underlying net income (loss) and financial measures based on underlying net income (loss), including underlying EPS or underlying loss per share, and underlying ROE, are non-IFRS financial measures. Underlying net income (loss) removes from reported net income (loss) the impacts of the following items in our results under IFRS and when removed assist in explaining our results from period to period:
(a)    market-related impacts that differ from our best estimate assumptions, which include: (i) impacts of returns in equity markets, net of hedging, for which our best estimate assumptions are approximately 2% per quarter. This also includes the impact of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees; (ii) the impacts of changes in interest rates in the reporting period and on the value of derivative instruments used in our hedging programs including changes in credit and swap spreads, and any changes to the assumed fixed income reinvestment rates in determining the actuarial liabilities; and (iii) the impacts of changes in the fair value of investment properties in the reporting period;
(b)    assumption changes and management actions, which include: (i) the impacts of revisions to the methods and assumptions used in determining our liabilities for insurance contracts and investment contracts; and (ii) the impacts on insurance contracts and investment contracts of actions taken by management in the current reporting period, referred to as management actions which include, for example, changes in the prices of in-force products, new or revised reinsurance on in-force business, and material changes to investment policies for assets supporting our liabilities; and
(c)    other adjustments:
i)fair value adjustments on MFS' share-based payment awards that are settled with MFS’ own shares and accounted for as liabilities and measured at fair value each reporting period until they are vested, exercised and repurchased - this adjustment enhances the comparability of MFS’ results with publicly traded asset managers in the United States;
ii)acquisition, integration and restructuring costs - this adjustment enhances comparability of our results from period to period, by removing the impacts of costs, including the unwinding of the discount for certain liabilities related to acquisitions, that are not ongoing in nature and are incurred with the intent to generate benefits in future periods;
iii)certain hedges in Canada that do not qualify for hedge accounting - this adjustment enhances the comparability of our results from period to period, as it reduces volatility to the extent it will be offset over the duration of the hedges; and
iv)other items that are unusual or exceptional in nature.

All factors discussed in this document that impact our underlying net income are also applicable to reported net income. All EPS measures in this document refer to fully diluted EPS, unless otherwise stated. As noted below, underlying EPS excludes the dilutive impacts of convertible instruments.

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The following table sets out the post-tax amounts that were excluded from our underlying net income (loss) and underlying EPS and provides a reconciliation to our reported net income (loss) and EPS based on IFRS.

Reconciliations of Select Net Income Measures	Quarterly results		Year-to-date
($ millions, unless otherwise noted)	Q3'22	Q3'21	2022	2021
Reported net income - Common shareholders	466	1,019	2,109	2,856
Market-related impacts
Equity market impacts
Impacts from equity market changes	(53)	19	(246)	181
Basis risk impacts	5	5	37	14
Equity market impacts	(48)	24	(209)	195
Interest rate impacts(1)
Impacts of interest rate changes	(123)	(2)	(273)	109
Impacts of credit spread movements	6	4	66	(14)
Impacts of swap spread movements	2	—	(6)	12
Interest rate impacts	(115)	2	(213)	107
Impacts of changes in the fair value of investment properties	3	145	148	169
Less: Market-related impacts	(160)	171	(274)	471
Less: Assumption changes and management actions	7	95	8	93
Other adjustments
Fair value adjustments on MFS' share-based payment awards	37	(43)	78	(139)
Acquisition, integration and restructuring(2)(3)(4)(5)	(142)	(21)	(237)	(108)
Other(6)(7)(8)(9)(10)	(225)	(85)	(150)	(96)
Less: Total of other adjustments	(330)	(149)	(309)	(343)
Underlying net income	949	902	2,684	2,635
Reported EPS (diluted) ($)	0.80	1.74	3.59	4.85
Less: Market-related impacts ($)	(0.27)	0.29	(0.47)	0.77
Assumption changes and management actions ($)	0.01	0.16	0.01	0.16
Fair value adjustments on MFS' share-based payment awards ($)	0.06	(0.07)	0.13	(0.24)
Acquisition, integration and restructuring ($)	(0.24)	(0.04)	(0.40)	(0.19)
Other ($)	(0.37)	(0.14)	(0.25)	(0.16)
Impact of convertible securities on diluted EPS ($)	(0.01)	—	(0.01)	0.01
Underlying EPS (diluted) ($)	1.62	1.54	4.58	4.50
(1)Our exposure to interest rates varies by product type, line of business, and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations.
(2)Amounts relate to acquisition costs for our SLC affiliates, BentallGreenOak, InfraRed Capital Partners and Crescent Capital Group LP, which include the unwinding of the discount for Other financial liabilities of $15 million in Q3'22 and $47 million for the first nine months of 2022 (Q3'21 - $17 million; the first nine months of 2021 - $44 million).
(3)The restructuring charge of $57 million in Q1'21 related to our strategy for our workspace and redefining the role of the office.
(4)Reflects acquisition and integration costs associated with DentaQuest, acquired on June 1, 2022.
(5)Q3'22 reflects the changes in estimated future payments for acquisition-related contingent considerations and options to purchase remaining ownership interests of SLC Management affiliates of $80 million.
(6)Q3'22 reflects an impairment charge of $170 million (£108 million) pertaining to the attributed goodwill that is not expected to be recovered through the Sun Life UK sale. For more details, see section E - Financial Strength in the MD&A.
(7)Includes a charge of $55 million in Q3'22 reflecting the resolution of a matter related to reinsurance pricing for our U.S. In-force Management business.
(8)Q2'22 reflects a gain on the sale-leaseback of our Wellesley office in the U.S.
(9)Q3'21 reflects an adjustment for investment income and expense allocations between participating policyholders and shareholders for prior years.
(10)Q2'21 reflects the UK Finance Act that was signed into law on June 10, 2021, increasing the corporate tax rate from 19% to 25%, which will take effect for future tax periods beginning April 1, 2023. As a result, reported net income decreased by $11 million.

The following table shows the pre-tax amount of underlying net income adjustments:

	Quarterly results		Year-to-date
($ millions, unless otherwise noted)	Q3'22	Q3'21	2022	2021
Reported net income - Common shareholders (after-tax)	466	1,019	2,109	2,856
Underlying net income adjustments (pre-tax):
Less: Market-related impacts	(212)	231	(128)	696
Assumption changes and management actions	15	93	16	89
Other adjustments(1)	(362)	(179)	(331)	(387)
Total underlying net income adjustments (pre-tax)	(559)	145	(443)	398
Less: Taxes related to underlying net income adjustments(1)	76	(28)	(132)	(177)
Underlying net income (after-tax)	949	902	2,684	2,635
(1)Effective January 1, 2022, there was a change in presentation for the fair value adjustments on MFS' share-based payment awards. We have updated prior periods to reflect this change in presentation. The post-tax basis presentation was not affected.

Taxes related to underlying net income adjustments may vary from the expected effective tax rate range reflecting the mix of business based on the Company's international operations.

2. Additional Non-IFRS Financial Measures
Management also uses the following non-IFRS financial measures:

Assets under management. AUM is a non-IFRS financial measure that indicates the size of our company's asset management, wealth, and insurance assets. There is no standardized financial measure under IFRS. In addition to the most directly comparable IFRS measures, which are the balance of General funds and Segregated funds on our Statements of Financial Position, AUM also includes Other AUM.

Other AUM is composed of retail, institutional and other-third party assets, as well as general fund and segregated fund assets managed by our joint ventures. In Canada, other AUM includes Client assets in retail mutual fund products of Sun Life Global Investments. In Asia, other AUM includes Client assets in Hong Kong managed fund products, International wealth products, Philippines mutual and managed fund products, Aditya Birla Sun Life AMC Limited equity and fixed income mutual fund products, Sun Life Everbright Asset Management products and our joint ventures’ general fund and segregated fund assets based on our proportionate equity interest. In Asset Management, other AUM
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includes Client assets for retail and institutional Clients, as well as capital raising, such as uncalled commitments and fund leverage in SLC Management. There is no directly comparable IFRS financial measure.

Effective January 1, 2022, certain components of Other AUM were renamed to "Retail" and "Institutional and managed funds" to align with market naming conventions. Previously, these components were referred to as Mutual funds and Managed funds, respectively, in our interim and annual MD&A. While labeling changes have modified certain terminology, the composition of these components has not been affected.

	Quarterly results
($ millions)	Q3'22	Q3'21
General fund assets	203,567	197,948
Segregated funds	118,564	133,305
Other AUM	952,624	1,055,066
Total assets under management	1,274,755	1,386,319
Assumption changes and management actions. In this document the impacts of ACMA on shareholders' net income (after-tax) is included in reported net income and is excluded from underlying net income, as described in section C - Profitability in the Q3'22 MD&A.

Note 6.A of the Interim Consolidated Financial Statements for the period ended September 30, 2022 shows the pre-tax impacts of method and assumption changes on shareholders' and participating policyholders' insurance contract liabilities net of reinsurance assets, excluding changes in other policy liabilities and assets. The view in this document of ACMA is the impacts on shareholders' reported net income (after-tax). The Consolidated Financial Statements view is a component of the change in total company liabilities.

The following table provides a reconciliation of the differences between the two measures.

	Quarterly results		Year-to-date
($ millions)	Q3'22	Q3'21	2022	2021
Impacts of method and assumption changes on insurance contract liabilities (pre-tax)	(17)	(240)	(12)	(274)
Less: Participating policyholders(1)	—	21	4	(9)
Less: Other items(2)	(20)	—	(20)	—
Impacts of method and assumption changes excluding participating policyholders (pre-tax)	3	(261)	4	(265)
Less: Tax	5	(91)	5	(93)
Impacts of method and assumption changes excluding participating policyholders (after-tax)	(2)	(170)	(1)	(172)
Add: Management actions (after-tax)(3)	9	267	9	267
Other (after-tax)(4)	—	(2)	—	(2)
Assumption changes and management actions (after-tax)(5)(6)	7	95	8	93
(1)Adjustment to remove the pre-tax impacts of method and assumption changes on amounts attributed to participating policyholders.
(2)Other includes a charge reflecting the resolution of a matter related to reinsurance pricing for our U.S. In-force Management business.
(3)Adjustment to include the impacts of management actions on insurance contract liabilities and investment contract liabilities which include, for example, changes in the prices of in-force products, new or revised reinsurance on in-force business, and material changes to investment policies for assets supporting our liabilities, on an after-tax basis. The pre-tax impact of management actions to Method and assumption changes on insurance contract liabilities was an increase of $12 million in Q3'22 and an increase of $12 million for the first nine months of 2022 (Q3'21 - an increase of $355 million; the first nine months of 2021 - an increase of $355 million).
(4)Adjustments to include the impacts of method and assumption changes on investment contracts and other policy liabilities, on an after-tax basis. The pre-tax impact to Method and assumption changes on insurance contract liabilities was $nil in Q3'22 and $nil for the first nine months of 2022 (Q3'21 - a decrease of $2 million; the first nine months of 2021 - a decrease of $2 million).
(5)Includes the tax impacts of ACMA on insurance contract liabilities and investment contract liabilities, reflecting the tax rates in the jurisdictions in which we do business.
(6)ACMA is included in reported net income and is excluded in calculating underlying net income, as described in section C - Profitability in the Q3'22 MD&A.

Cash and other liquid assets. This measure is comprised of cash, cash equivalents, short-term investments, and publicly traded securities, net of loans related to acquisitions that are held at SLF Inc. (the ultimate parent company), and its wholly owned holding companies. This measure represents available funds for capital re-deployment to support business growth.

($ millions)	As at September 30, 2022	As at December 31, 2021
Cash, cash equivalents & short-term securities	892	2,383
Debt securities(1)	1,426	1,421
Equity securities(2)	103	861
Sub-total(3)	2,421	4,665
Less: Loans related to acquisitions (held at SLF Inc. and its wholly owned holding companies)(4)	(957)	—
Cash and other liquid assets (held at SLF Inc. and its wholly owned holding companies)(5)	1,464	4,665
(1)Includes publicly traded bonds.
(2)Includes ETF Investments.
(3)Q4'21 amounts included $2.0 billion of proceeds from the subordinated debt offerings completed in November 2021, of which $1.5 billion did not qualify as LICAT capital at issuance as it was subject to contractual terms requiring us to redeem the underlying securities in full if the closing of the DentaQuest acquisition did not occur. We completed the acquisition of DentaQuest on June 1, 2022.
(4)Loans related to acquisitions have been included as an adjustment to Cash and other liquid assets, as they reflect funding for the DentaQuest acquisition.
(5)Represents available funds for capital re-deployment.

8    Sun Life Financial Inc.     Third Quarter 2022        EARNINGS NEWS RELEASE

3. Reconciliations of Select Non-IFRS Financial Measures
Reported Net Income to Underlying Net Income Reconciliation - Pre-tax by Business Group

	Q3'22
($ millions)	Canada	U.S.	Asset Management	Asia	Corporate	Total
Reported net income (loss) - Common shareholders	210	94	215	125	(178)	466
Less: Market-related impacts (pre-tax)(1)	(170)	(22)	—	8	(28)	(212)
ACMA (pre-tax)	62	(33)	—	(58)	44	15
Other adjustments (pre-tax)(1)(2)	(1)	(102)	(89)	—	(170)	(362)
Tax expense (benefit) on above items(2)	19	35	9	—	13	76
Underlying net income (loss)	300	216	295	175	(37)	949
	Q3'21
Reported net income (loss) - Common shareholders	393	46	301	288	(9)	1,019
Less: Market-related impacts (pre-tax)(1)	204	18	—	13	(4)	231
ACMA (pre-tax)	56	(98)	—	132	3	93
Other adjustments (pre-tax)(1)(2)	(115)	(2)	(61)	(1)	—	(179)
Tax expense (benefit) on above items(2)	(42)	18	—	(1)	(3)	(28)
Underlying net income (loss)	290	110	362	145	(5)	902
(1)For a breakdown of this adjustment made to arrive at a non-IFRS financial measure, see the heading Underlying Net Income and Underlying EPS.
(2)Effective January 1, 2022, there was a change in presentation for the fair value adjustments on MFS' share-based payment awards. We have updated prior periods to reflect this change in presentation. The post-tax basis presentation was not affected.

Forward-looking Statements
From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this document include statements (i) relating to our strategies; (ii) relating to our intention to divest Sun Life UK; (iii) relating to our intention to acquire a majority interest in AAM; (iv) relating to the expected impacts of the adoption of IFRS 17 and IFRS 9; (v) relating to our growth initiatives and other business objectives; (vi) relating to our targets and commitments (including with respect to our sustainability plan and net zero emissions); (vii) relating to the plans we have implemented in response to the COVID-19 pandemic and related economic conditions and their impact on the Company, (viii) that are predictive in nature or that depend upon or refer to future events or conditions, and (ix) that include words such as "achieve", "aim", "ambition", "anticipate", "aspiration", "assumption", "believe", "could", "estimate", "expect", "goal", "initiatives", "intend", "may", "objective", "outlook", "plan", "project", "seek", "should", "strategy", "strive", "target", "will", and similar expressions. Forward-looking statements include the information concerning our possible or assumed future results of operations. These statements represent our current expectations, estimates, and projections regarding future events and are not historical facts, and remain subject to change, particularly in light of the ongoing and developing COVID-19 pandemic and its impact on the global economy and its uncertain impact on our business.

Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the impact of the COVID-19 pandemic and related economic conditions on our operations, liquidity, financial conditions or results and the matters set out in the Q3'22 MD&A under the headings C - Profitability - 5 - Income taxes, E - Financial Strength and H - Risk Management and in SLF Inc.’s 2021 AIF under the heading Risk Factors, and the factors detailed in SLF Inc.’s other filings with Canadian and U.S. securities regulators, which are available for review at www.sedar.com and www.sec.gov, respectively.

Important risk factors that could cause our assumptions and estimates, and expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by the forward-looking statements contained in this document, are set out below. The realization of our forward-looking statements, essentially depends on our business performance which, in turn, is subject to many risks, which have been further heightened with the current COVID-19 pandemic given the uncertainty of its duration and impact. Factors that could cause actual results to differ materially from expectations include, but are not limited to: market risks - related to the performance of equity markets; changes or volatility in interest rates or credit spreads or swap spreads; real estate investments; and fluctuations in foreign currency exchange rates; insurance risks - related to policyholder behaviour; mortality experience, morbidity experience and longevity; product design and pricing; the impact of higher-than-expected future expenses; and the availability, cost and effectiveness of reinsurance; credit risks - related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties, other financial institutions and other entities; business and strategic risks - related to global economic and political conditions; the design and implementation of business strategies; changes in distribution channels or Client behaviour including risks relating to market conduct by intermediaries and agents; the impact of competition; the performance of our investments and investment portfolios managed for Clients such as segregated and mutual funds; shifts in investing trends and Client preference towards products that differ from our investment products and strategies; changes in the legal or regulatory environment, including capital requirements and tax laws; the environment, environmental laws and regulations; operational risks - related to breaches or failure of information system security and privacy, including cyber-attacks; our ability to attract and retain employees; legal, regulatory compliance and market conduct, including the impact of regulatory inquiries and investigations; the execution and integration of mergers, acquisitions, strategic investments and divestitures; our information technology infrastructure; a failure of information systems and Internet-enabled technology; dependence on third-party relationships, including outsourcing arrangements; business continuity; model errors; information management; liquidity risks - the possibility that we will not be able to fund all cash outflow commitments as they fall due; and other risks - COVID-19 matters, including the severity, duration and spread of COVID-19; its impact on the global economy, and its impact on Sun Life's business, financial condition and or results; risks associated with IFRS 17 Insurance Contracts and IFRS 9 Financial Instruments; our international operations, including our joint ventures; market conditions that affect our capital position or ability to raise capital; downgrades in financial strength or credit ratings; and tax matters, including estimates and judgements used in calculating taxes.

The following risk factors are related to our intention to divest Sun Life UK and to acquire a majority interest in AAM that could have a material adverse effect on our forward-looking statements: (1) the ability of the parties to complete each transaction; (2) the failure of the parties to obtain necessary consents and approvals or to otherwise satisfy the conditions to the completion of each transaction in a timely manner, or at all; (3) our ability to realize the financial and strategic benefits of each transaction; and (4) the impact of the announcement of each transaction and the dedication of our resources to completing each transaction. Each of these risks could have an impact on our business relationships (including with future and prospective employees, Clients, distributors and partners) and could have a material adverse effect on our current and future operations, financial conditions and prospects.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.

About Sun Life
Sun Life is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of September 30, 2022, Sun Life had total assets under management of $1.27 trillion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.
        EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Third Quarter 2022    9